Exhibit 99.2

CALEDONIA MINING CORPORATION	AUGUST 11, 2014
RESTATED

Management’s Discussion and Analysis

This management’s discussion and analysis (MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia” or the “Company”) is for the fiscal quarter ended March 31, 2014 (“Q1 2014” or the “Quarter”).  It should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements of Caledonia for the quarter year ended March 31, 2014 (“the Unaudited Condensed Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Condensed Consolidated Financial Statements and related notes have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting.  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to Canadian Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview
2.	Highlights
3.	Summary Financial Results
4.	Operations at the Blanket Gold Mine, Zimbabwe
4.1.	Safety, Health and Environment
4.2.	Social Investment and Contribution to the Zimbabwean Economy
4.3.	Gold Production
4.4.	Costs
4.5.	Underground
4.6.	Metallurgical Plant
4.7.	Capital Projects
4.8.	Indigenisation
4.9.	Opportunities
4.10.	Outlook
5.	Exploration and Project Development
6.	Investing
7.	Financing
8.	Liquidity and Capital Resources
9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies
10.	Non-IFRS Measures
11.	Related Party Transactions
12.	Critical Accounting Policies
13.	Financial Instruments
14.	Dividend Policy and Other Shareholder Information
15.	Securities Outstanding
16.	Risk Analysis
17.	Forward-Looking Statements
18.	Controls
19.	Qualified Person

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Gold Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary assets is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Unaudited Condensed Consolidated Financial Statement, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.

Caledonia’s shares are listed in Canada on the Toronto Stock Exchange (symbol - “CAL”), on London’s AIM (symbol - “CMCL”) and are also traded on the American OTCQX (symbol - “CALVF”).

During the review of the Q2 2014 unaudited condensed consolidated financial statements in August 2014, an error was identified in the Q1 unaudited condensed consolidated financial statements. The error has been corrected and the unaudited condensed consolidated financial statements have been restated and re-filed as required. There was no effect on Total Comprehensive Income or Total Equity for Q1 2014.

This MD&A has been restated and re-filed. Refer to the restated Unaudited Condensed Consolidated Financial Statement for the period ended March 31, 2014, dated August 11, 2014 for reference to the statements that have been restated.

2.	HIGHLIGHTS

	Q1 2013	Q1 2014 Restated	Comment
Gold produced (oz)	10,472	10,241	Gold production in Q1 2014 was adversely affected by lower head grade and lower tonnage throughput
On Mine cash cost (US$/oz)1	652	651	On-mine costs for gold sold in Q1 2014 benefitted from work in progress brought forward from the preceding quarter with a carrying value of $411/oz.
All-in sustaining cost (US$/oz)1	924	923	All-in sustaining cost remains stable
Gold Sales (oz)	11,964	12,210	Gold sales in Q1 2014 includes work in progress brought forward from the preceding quarter of 1,969 oz
Average realised gold price (US$/oz)1	1,600	1,288	The lower realised gold price was primarily due to the lower gold price
Gross profit ($’m)2	9.0	6.0	Lower gross profit was mainly due to the lower realised gold prices, ameliorated by the sale of gold work in progress brought forward
Net profit attributable to shareholders ($’m) Restated	4.6	2.4	Lower gross profit was ameliorated by a small foreign exchange gain, reduced effective tax rate and the sale of work in progress brought forward from the preceding quarter
Adjusted basic earnings per share3 (cents)	11.9	4.1	Adjusted basic earnings per share excludes foreign exchange profits.
Cash and cash equivalents ($’m)	25.2	26.7	Caledonia’s cash is held in Canadian, UK and South African banks.
Cash from operating activities ($’m)	2.2	6.2	Strong cash generation in Q1 due to stable working capital and lower taxation payments.
Payments to the community and Zimbabwe government ($’m)	5.6	2.8
Payments including direct and indirect taxes, royalties, licence fees and levies were lower in the Quarter primarily due to lower income tax payable on the reduced profit and reduced royalty payments due to the lower prevailing gold price.

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1
Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” and “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2  Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.

Gold Sales Mechanism

On January 28, 2014 Caledonia announced that as a result of new regulations introduced by the Zimbabwe Ministry of Finance, all gold produced in Zimbabwe must now be sold to Fidelity Printers and Refiners Limited (“Fidelity”), a company which is controlled by the Zimbabwean authorities and which is now responsible for the final refining and marketing of all gold produced in Zimbabwe.  Accordingly, all of Blanket’s production has subsequently been sold to Fidelity.  Blanket receives 98.5% of the value of the gold within a maximum of 7 days of a sale to Fidelity.  Blanket has received all payments due from Fidelity under these new arrangements in-full and on-time.

Indigenisation

Transactions that implemented the indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder Caledonia receives 49% of Blanket’s dividends plus the repayment of the $30 million vendor facilitation loans and a monthly management fee. Caledonia continues to consolidate Blanket for accounting purposes.

As an indigenised entity, Blanket can implement its long term growth strategy.  The Board of Directors of Blanket, which includes representatives of the Indigenous Zimbabwean shareholders, has approved a capital investment programme for 2014 to 2017.  This investment programme, which was endorsed by the Board of Directors of Caledonia, will be funded from Blanket’s internally generated cash, and is expected to result in progressive increases in gold production.

Exploration Highlights

Exploration continued at the Blanket Mine focussed on the potential to extend the Blanket mineralisation below the 750 meter level and at certain of its satellite properties.  Mineralisation was identified at the Eroica and AR Main target zones and work is in progress to incorporate this mineralisation into the mineral resource basis for the Blanket Mine.  Exploration development and diamond drilling at the two satellite projects, the GG Project and the Mascot Project have established the existence of multiple mineralized zones with potentially favourable gold grades. Further work is being done to define the extent and viability of these mineralized zones.

Dividend Policy and Shareholder Matters

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; the second quarterly dividend was paid on April 30, 2014.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any suitable opportunities that may arise without the need to raise third party finance.

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3	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures

Strategy

Caledonia’s primary strategy is to continue the existing investment programme at Blanket with the objective of increasing production.  Caledonia believes the continuation of this strategy is in the best interests of shareholders because it is expected to increase cash flows and accelerate the repayment of the outstanding facilitation loans.   Subject to an ongoing evaluation of the investment climate in Zimbabwe, Blanket and Caledonia will also consider additional acquisition opportunities in Zimbabwe on the basis of, inter alia, their fit with the existing operations and their capacity to enhance value for both Blanket’s indigenous shareholders and Caledonia.

Caledonia may also consider using its financial and managerial resources which are outside Zimbabwe to consider any suitable opportunities elsewhere in sub-Saharan Africa.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the unaudited consolidated profit and loss for the quarters ended March 31, 2014 and 2013 prepared under IFRS.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited) (in thousands of Canadian dollars except per share amounts)
	Three months ended March 31
	Restated(1)
	2014	2013
	$	$
Revenue	17,063		19,218
Royalty	(1,195)		(1,349)
Production costs	(8,788)		(8,019)
Depreciation	(1,058)		(803)
Gross profit	6,022		9,047
Administrative expenses	(1,847)		(1,175)
Foreign exchange gain/(loss) (1)	257		-
Results from operating activities (1)	4,432		7,872
Net finance income/(expense)	(41)		(64)
Profit before tax (1)	4,391		7,808
Tax expense	(1,300)		(2,278)
Profit for the period (1)	3,091		5,530

Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations (1)	2,134		827
Other comprehensive income net of income tax	2,134		827
Total comprehensive income for the period	5,225		6,357

Profit attributable to:
Shareholders of the Company (1)	2,425		4,593
Non-controlling interests	666		937
Profit for the period (1)	3,091		5,530

Total comprehensive income attributable to:
Shareholders of the Company	4,558		5,530
Non-controlling interests	667		827
Total comprehensive income for the period	5,225		6,357

Earnings per share (cents)(ii)
Basic (1)	4.7		9.0
Diluted (1)	4.7		9.0
Adjusted earnings per share (cents) (i), (ii)
Basic	4.1		11.9
Diluted	4.1		11.9
(i)	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures
(ii)	The EPS for Q1 2013 has been restated based on the 10: 1 consolidation that took place in April 2013.

Revenues in Q1 2014 were lower than Q1 2013 due mainly to the lower realised gold price: gold sales in Q1 2014 were 12,210 ounces, 246 ounces (i.e. 2%) more than in Q1 2013, but the average realised gold price in Q1 2014 was US$1,288 per ounce – 20% lower than the average realised gold price per ounce in Q1 2013.  The royalty paid in the Quarter was lower than the comparative period mainly due to the lower gold price.

Production costs in the Quarter were $8,788,000, representing an on-mine cash cost4 of US$651 per ounce of gold and an all-in sustaining cost4 of US$923 per ounce of gold.  Further discussion of production costs is set out in Section 4.4 of this MD&A.

Administrative expenses in the Quarter were $1,847,000 compared to $1,175,000 in the comparative period and are analysed in Note 7 to the Unaudited Condensed Consolidated Financial Statements.  The increased administrative expense reflects increased wages and salaries resulting from the strengthening of the management team and professional consulting fees.  Caledonia’s management team has been strengthened by the appointment of Dana Roets as Chief Operating Officer in August 2013 and the appointment of an individual to assist in the areas of project management and mine design and an assistant for the CFO.

The foreign currency gain is a non-cash item which reflects the profit or loss arising on the translation into Canadian dollars of the cash balances that are held in currencies other than Canadian dollars.

The taxation expense in the Quarter was lower than the first quarter of 2013 because the tax charge for the first quarter of 2013 included approximately US$1.5 million of withholding tax which was incurred on the distribution in specie of the US$30 million facilitation loans receivable from Blanket’s indigenous partners.

The non-controlling interest is the profit attributable to Blanket’s Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation and is explained in Note 5 of the Unaudited Condensed Consolidated Financial Statements.

The adjusted earnings per share4 aims to reflect Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits.

Risks that may affect Caledonia’s future financial condition are discussed in Section 16 of the MD&A.

The table below sets out the consolidated statements of cash flows for the three months to March 31, 2014 and 2013 prepared under IFRS.

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4 Non-IFRS measures such as “on-mine cash cost per ounce”, “all-in sustaining cost per ounce” and “adjusted earnings per share” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Condensed Consolidated Statement of Cash Flows (unaudited) (in thousands of Canadian dollars)
	Three months ended March 31
	2014	2013
	$	$
Cash flows from operating activities
Cash generated by operating activities	6,868	5,435
Net interest paid	(41)	(64)
Tax paid	(600)	(3,163)
Net cash from operating activities	6,227	2,208

Cash flows from investing activities
Acquisition of Property, plant and equipment	(2,032)	(1,340)
Net cash used in investing activities	(2,032)	(1,340)

Cash flows from financing activities
Advance dividends paid	-	(969)
Dividends paid	(907)	(2,834)
Proceeds from the exercise of share options	-	182
Net cash from (used in) financing activities	(907)	(3,621)
Net increase/(decrease) in cash and cash equivalents	3,288	(2,753)
Cash and cash equivalents at beginning of the year	23,426	27,942
Cash and cash equivalents at year end	26,714	25,189

Cash generated from operating activities is analysed in note 12 to the Unaudited Condensed Consolidated Financial statements.  Cash generated from operating activities was higher in the Quarter compared to the comparable quarter due to lower taxation payments and a small reduction in working capital in the Quarter, compared to a $3.2 million increase in working capital in the comparable quarter.  The lower taxation payment reflects the lower taxation expense in the Quarter as discussed above in the review of the Condensed Consolidated Statement of Profit or Loss.  Movements in working capital are discussed below in the review of the Condensed Consolidated Statement of Financial Position.

Investment in property, plant and equipment increased from $1.3 million in Q1 of 2013 to $2.0 million.  The increase in capital investment was due to the investment in Blanket’s capital projects as described in Sections 4.7 and 5 of this MD&A.  An analysis of Caledonia’s capital investment is set out in Section 6 of this MD&A.

The advance dividends paid in the Q1 of 2013 relate to two installments of US$1 million each which were paid to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation transactions.  The final tranches of advance dividends were paid in Q2 of 2013 and Blanket has no further obligation to make advance dividend payments.

The dividends paid in the Quarter primarily relate to the quarterly dividend of 1.5 cents per share which was paid by Caledonia on January 30, 2014 in terms of the quarterly dividend policy which was announced in November 2013.  The consolidated dividends also includes the dividends that were paid to Blanket’s indigenous shareholders after retentions to repay the facilitation loans as described in Section 4.8 of this MD&A.

At March 31, 2014, Caledonia’s cash was held with banks primarily in the United Kingdom, and also in Canada and in non-resident accounts in South Africa.

The table below sets out the consolidated statements of Caledonia’s financial position at March 31, 2014 and December 31, 2013 prepared under IFRS.

As at	March 31	December 31,
	2014	2013
	$	$
Inventories	6,847	6,866
Prepayments	179	177
Trade and other receivables	3,854	3,889
Cash and cash equivalents	26,714	25,222
Total assets	73,775	69,602
Non-current liabilities	10,622	10,094
Trade and other payables	5,027	4,600
Income taxes payable	1,834	1,138
Bank overdraft	-	1,796
Total liabilities	17,483	17,628
Total equity	56,292	51,974
Total equity and liabilities	73,775	69,602

The increase in non-current assets reflects investment at Blanket to sustain the current level of production, investment in Blanket’s capital projects and investment at Blanket’s satellite properties.  Blanket’s capital projects are discussed in section 4.7 of this MD&A; Blanket’s exploration and development projects (i.e. Blanket’s satellite properties) are discussed in section 5 of this MD&A.  An analysis of Caledonia’s capital investment is set out in section 6 of the MD&A.

Inventories at March 31 2014 comprise consumable stores, which include the build-up of stock of consumables and other equipment for use at Blanket’s capital projects.  Inventories at December 31, 2013 also included $871,000 of gold in progress at December 31, 2013; there was no gold in progress at March 31, 2014.

Trade and other receivables includes Value Added Tax receivable, bullion sales receivables and deposits for stores and equipment as analysed in Note 10 to the Unaudited Condensed Consolidated Financial Statements.

Non-current liabilities comprises a liability for deferred taxation and a provision for rehabilitation at the Blanket and Eersteling5 Mines if and when they are permanently closed. The provision for rehabilitation at Blanket increased as at March 31, 2014 due to a lower discount rate being used. The revised estimate uses a discount rate of 2.75% being a 10 year US Dollar bond yield.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS.

(Thousands of Canadian dollars except per share amounts)	June 30, 2012	Sept 30, 2012	Dec 31, 2012	Mar 31, 2013	June 30, 2013	Sept 30 2013	Dec 31, 2013	Mar 31 2014
Revenue from operations	18,612	21,494	17,612	19,218	17,190	16,591	12,114	17,063
Profit/(loss) after tax from operations	5,497	(9,199)	3,950	5,530	3,055	4,589	(14,354)	3,091
Earnings/(loss) per share – basic (cents)	11	(14)	6.4	9	5.8	7.2	(27.7)	4.7
Earnings/(loss) per share – diluted (cents)	11	(14)	6.4	9	5.8	7.2	(27.7)	4.7
Cash and cash equivalents	18,323	24,615	27,942	25,189	22,475	25,099	25,222	26,714

Quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Significant changes relating to prior quarters are discussed in the relevant MD&A’s and financial statements.

4.           OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

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5  Eersteling Mine is a South African gold property, which has been held on a care and maintenance basis for several years pending the identification of a purchaser.

4.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the Quarter and the preceding six quarters.

Blanket Mine - Safety Statistics
Incident Classification	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014
Fatal	0	0	0	0	1	0	0
Lost time injury	0	3	2	1	7	2	1
Restricted work activity	7	7	0	7	5	9	6
First aid	4	5	4	2	2	0	3
Medical aid	1	1	2	3	2	3	2
Occupational illness	0	0	0	0	0	0	0
Total	12	16	8	13	17	14	12
Incidents	11	10	12	12	11	17	10
Near misses	3	5	3	4	7	3	2
Disability Injury Frequency Rate (i)	0.00	0.81	0.52	0.25	1.75	0.46	0.24
Total Injury Frequency Rate (ii)	3.04	4.34	2.09	3.25	4.00	3.20	2.86
Man-hours worked (thousands)	688	738	767	801	800	865	840
(i)A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
(ii) A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked.  This includes accidents that could have caused injuries.

The reduction in the incidence of total categories of incidents in the Quarter compared to the previous three quarters reflects management’s continued close attention to this area.  Blanket management recognises the continued need to reinforce strict adherence to prescribed operating procedures by all employees.

There were no significant adverse environmental issues during the Quarter.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the GCSOT in terms of Blanket’s indigenisation, and payments of royalties, taxation and other duties, charges and fees to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2011	2011	306	-	13,614	13,920
Quarter 1	2012	147	-	3,353	3,500
Quarter 2	2012	38	1,000	5,042	6,080
Quarter 3	2012	108	2,000	6,366	8,474
Quarter 4	2012	123	-	5,808	5,931
Year 2012	2012	416	3,000	20,569	23,985
Quarter 1	2013	5	1,000	4,584	5,589
Quarter 2	2013	2,135	1,000	3,555	6,690
Quarter 3	2013	7	-	3,646	3,653
Quarter 4	2013	-	-	3,569	3,569
Year 2013	2013	2,147	2,000	15,354	19,501
Quarter 1	2014	-	-	2,827	2,827

The final installment of the advance dividend payments that were payable to GCSOT in terms of Blanket’s indigenisation transaction was made in the second quarter of 2013.  No further dividends will be payable to GCSOT until the advance dividends have been repaid by the offset of future dividends on Blanket shares that are owned by GCSOT.

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced and the average realised price per ounce during the Quarter, the preceding 4 quarters and April 2014 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)	Average Realised Price per Ounce of Gold Sold (US$/oz)
Year	2012	363,315	4.16	93.7	45,464	1,666
Quarter 1	2013	86,502	4.04	93.3	10,472	1,600
Quarter 2	2013	101,174	3.82	93.2	11,587	1,373
Quarter 3	2013	99,386	4.03	93.6	12,042	1,330
Quarter 4	2013	105,258	3.63	93.1	11,429	1,277
Year	2013	392,320	3.88	93.3	45,527	1,402
Quarter 1	2014	92,846	3.67	93.6	10,241	1,288
April	2014	34,202	3.52	93.9	3,634	1,297

Gold production in the Quarter was lower than preceding quarters due to the lower grade and lower ore throughput.  Production in April 2014 was also affected by lower grade and tonnage.  Underground production tonnages and grades are discussed further in Section 4.5 of this MD&A.

4.4	Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the preceding four quarters and for 2012 have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cash Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce, which shows the operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (i.e. “Sustaining Capex”) that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Blanket Mine – Costs US$/ounce
	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013	Q1 2014
On-Mine cash cost (ii)	570	652	587	558	666	613	651
Royalty(i)	116	112	96	93	69	101	89
Community costs relating to ongoing production	-	-	-	-	-	-	-
Permitting costs related to current operations	5	2	3	3	3	3	2
3rd party smelting, refining and transport costs	6	7	7	7	6	7	1
Operating cost per ounce	698	774	692	660	745	724	743
Corporate general and administrative costs (incl. share based remuneration)	90	97	113	93	207	124	132
Reclamation and remediation of operating sites	2	2	2	2	5	2	2
Exploration and study costs	-	1	1	2	5	2	3
Capital expenditure	67	51	147	110	213	125	43
All-in Sustaining Cost per ounce (ii)	857	924	956	866	1,175	977	923
Costs not related to current production
Community costs	25	-	181	8	-	49	-
Permitting costs	17	3	3	3	1	2	1
Exploration and study costs	-	1	3	3	4	3	3
Capital expenditure	29	45	69	107	97	78	107
All-in Cost per ounce	929	972	1,211	986	1,277	1,109	1,034
(i)Blanket pays a royalty to the Zimbabwean government at 7% on gross revenue.
(ii)Non-IFRS measures such as “On-Mine Cash Cost per Ounce”, “All-in Sustaining Cost per Ounce” and “All-in Cost per Ounce” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The on-mine cash cost per ounce of gold sold is calculated on the basis of sales and not production.  On mine cash costs decreased in the Quarter due to the inclusion of 1,969 ounces of work in progress which was brought forward from the previous quarter at a carrying cost of $411 per ounce.

4.5	Underground

AR South continued to be the most important production area during the Quarter with ore being trammed on the 630 and 750 meter haulages.  Production tonnages from all areas except AR South was at or above planned levels in the Quarter.  Approximately 80% of production is transported on the level 18 and 22 haulages which are now approaching full capacity.  Mine management is investigating the potential development of Lima and AR Main above 510 level, from which any production could be transported on the 14 Level haulage to the mid-shaft loading point.  Production in February 2014 was also adversely affected by an unstable mains power supply and the unscheduled requirement to replace the winding rope on No. 4 Shaft.  In the weeks while the new ropes were in transit from Europe, hoisting was restricted to half speed and hoisting was suspended completely for three days in early March 2013 whilst the new Lebus type coiling sleeves were fitted to the winder drums and the new winding ropes were successfully installed and commissioned.

The achieved ore grade in the Quarter was affected by external and internal dilution.  External dilution was largely caused by ring drilling in longhole stopes which resulted in sloughing of the stope sidewall.  Management is re-considering the continued use of this mining method. Internal dilution was mainly due to low grade and barren patches within the orebodies.   Where possible, such areas are excluded from mining however this is not always possible without affecting the ability to extract ore in areas above the low grade area.  Management believes that an average head grade of approximately 3.60 g/t Au can be maintained, although closer attention will be paid to grade control in future.

Underground development activities continued throughout the Quarter and the total development advance was 1,392 meters compared to a planned advance of 1,628 meters and an advance of 1,427 meters in the preceding quarter.  Installation of the new Centac compressor has been stalled by the inability of the Zimbabwe Electricity Transmission and Distribution Corporation (“ZETDC”), the state-owned electricity distribution company, to service their faulty transformer and equipment.  Blanket has repeatedly offered to undertake this service and maintenance itself, but ZETDC is unwilling to accept this offer.

Development has been planned such that it should allow mine production to catch up the shortfall in milled tonnage that was experienced in the first four months of 2014 and for production to be sustained at the target rate of approximately 1,200 tonnes per day (“tpd”) for 2014 and 1,300tpd in 2015.

4.6	Metallurgical Plant

During the Quarter, the metallurgical plant continued to operate at better than budgeted efficiency.  Gold recovery was 93.6% compared to the planned rate of 93.0% and despite the lower feed grade.  All equipment operated to expectations and no significant unplanned downtime was experienced during the Quarter.

4.7           Capital Projects

The main capital developments are:

•	the haulage extension on 22 Level from AR Main to Lima;

•	the northern extension on 18 Level haulage to Lima;

•	the 14 Level haulage extension between the Eroica and Lima; and

•	the No. 6 Winze Shaft Deepening Project to the 1,080 meter level.

Further information on each of these Projects is set out below; an analysis of the expenditure on each of the main investment projects is set out in Section 6 of this MD&A.

22 Level Haulage Extension Project

The 22 Level haulage extension project will link the Blanket and Lima Sections on the 22 Level (750 meters below surface) and will allow for the rapid commencement of mining in any new mining areas defined above 750 meters.  Crosscuts from the 22 Level Haulage are also being developed to provide the required drilling platforms for the exploration drilling below 750 meters for resource evaluation purposes.  Work on the 22 Level Haulage extension project and its associated crosscuts is being carried out simultaneously with normal mining production.

During the Quarter, the 22 Level haulage advanced a further 153 metres towards Lima (158 meters in the preceding quarter) against a plan of 148 meters.  This haulage reached the Eroica Section in early December 2013. Exploration drilling into the Eroica zone has identified the targeted mineralised zone.

The crosscut from the 750 meter haulage towards the AR Main drilling chambers advanced 68 meters against a plan of 34 meters.  The crosscut to the AR Main zone and the diamond drilling chamber were completed.  Two holes were drilled into the AR Main target zone both of which intersected mineralisation and a further hole is in progress.

18 Level Haulage Extension Project

The 18 Level haulage extension (630 meters below surface) was planned to provide access to explore for the extension of the Sheet zone between 630 meters and 510 meters below surface.  The haulage reached its destination in the second quarter of 2013 and diamond drilling to locate a possible down-dip extension to the Sheet ore body has commenced.

Some exploration drilling below 750 meters is also being carried out from 18 Level, in addition to the planned exploration from 22 Level.  During the Quarter two further exploration holes were drilled into the Blanket zone below 750 meters both of which intersected mineralisation.

14 Level Haulage Project

The 14 Level Haulage between Eroica and Lima (510 meters below surface) reached the position of the Lima Section in the second quarter of 2013.  Exploration and development work has commenced in the Lima Section above 14 Level with the objective of upgrading the current indicated and inferred mineral resources to mineral reserves.  The ability to upgrade the mineral resources in this area to mineral reserves is an important part of Blanket Mine’s strategy to increase mining production in future years.  Note that Blanket Mine reports mineral resources exclusive of mineral reserves and that mineral resources have no demonstrated economic viability.  It is anticipated that production activities at Lima above the 510 meter level will commence in the second quarter of 2014.

No. 6 Winze Project

The No. 6 Winze project will provide access to the Blanket 2 Ore Body below 22 Level by upgrading and deepening, the existing No. 6 Winze.  The pre-production capital cost of this project is estimated to be US$4 million, which will be funded from Blanket’s internal cash flows.  Work on this project continues:  a crew which specialises in mechanised shaft sinking has commenced work and will be responsible for the high-speed sinking of the shaft.  Exploration drilling during the Year has located the Blanket 4 Ore Body on strike of the 2 Ore Body, which adds substantially to the strike of mineralized zones present in this area and which can be fully evaluated using the access gained via the No. 6 Winze.

The 22 Level Haulage Project, the 18 Level Haulage Project, the 14 Level Haulage Project and the No.6 Winze Projects are all intended to open up areas for further exploration.  Accordingly, none of these projects is the subject of a new technical report

4.8           Indigenisation

Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

The outstanding balance of the facilitation loans as at December 31, 2013 was US$30.67 million (December 31, 2012, US$30.75 million).  The vendor facilitation loans are not shown as receivables in Caledonia’s Audited Financial Statements because in terms of accounting standards, these loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Audited Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

As an indigenised entity, Blanket can implement its long term growth strategy.  The Blanket board, which includes representatives of the Indigenous Zimbabwean shareholders, has approved a capital investment programme for 2014 to 2017.  This investment programme, which was endorsed by the Board of Directors of Caledonia, will be funded from Blanket’s internally generated cash, and is expected to result in progressive increases in gold production.

4.9	Opportunities

•
Indigenisation:  following the implementation of the indigenisation agreement set out in Section 4.8 of this MD&A Blanket, as a fully indigenised entity and with new strategic indigenous shareholders, may be able to take advantage of growth opportunities that could arise in Zimbabwe.

•	Increased production: Blanket’s existing reserves and resources could support a further increase in production, provided the necessary investments in resource development can be made.

•
Surplus capacity: The Blanket Mine currently has a daily average mining capacity of over 1,200tpd; the hoisting capacity is approximately 3,000tpd; the crushing and milling plant has the capacity to process approximately 1,450tpd (increasing to approximately 3,000tpd after scheduled investment) and the Carbon-in-Leach plant has capacity of 3,800 tonnes per day. It is believed that there would be sufficient capacity to process any additional throughput arising from an increase in mining production with moderate capital investment and incurring only consumable costs to treat any increased throughput.

•
Exploration success: Blanket’s main exploration objectives are the 22 Level Haulage Project and the related exploration of the down-dip extensions of the known mineralised zones and the satellite exploration projects at the GG Project and the Mascot Project Area.  Depending on future exploration success, Blanket may be able to further increase its targeted production levels.

4.10           Outlook

The surplus capacity of the Blanket leach section and crushing and milling plant enables it to immediately treat additional feed material.

There is upward pressure on costs, taxes and regulatory fees in Zimbabwe and the regulatory environment is subject to unexpected adverse changes.  Nevertheless, Blanket has surplus metallurgical plant capacity and is sufficiently cash generative so that, if the investment climate is acceptable, it could invest in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced at Blanket Mine.

The average mined grade is expected to be between 3.6 g/t and 3.7 g/t Au instead of 3.84g/t for the next two quarters.  Although waste mining has, in part, been responsible for dilution, an increase in unavoidable internal dilution due to low grade lenses within the ore zone is expected to put downward pressure on the mined grade for the coming months. Blanket management will pay close attention to minimising grade dilution.  The lower average mined grade is expected to be reflected in a lower average feed grade of material into the metallurgical plant.

5     EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s primary exploration activities are undertaken by the Blanket Mine and are discussed in Section 4.7 of this MD&A.  Blanket Mine also has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area (which comprises three former mining operations i.e. Mascot, Eagle Vulture and Penzance) which are believed to have the greatest potential of success.

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of seventeen diamond-cored holes totalling 4,751m of drilling.  Two zones of gold mineralization warranting further exploration have been established down to a depth of at least 300m, each with a potential strike length of up to 150m.

During the Quarter the development on 120 meter level was completed to its planned end, which is approximately 160 meters east of the shaft.  Four drill cubbies have been completed from which horizontal and inclined holes have been drilled into the two zones (North and South zones) that were identified by surface drilling and which intersected the identified zones, with the North zone being the better developed.   It is intended to develop further into the North zone so that further geological and metallurgical work can be done.  Thereafter it is intended to sink the shaft by a further 120 meters with the objective of carrying out further exploration.

Two raises have been developed from 120 meter level to the 60 meter level which will be used to handle both waste rock and ore-grade material from future sub-level development.

Metallurgical test work continues on fresh material from this project.  The preliminary indications are that material from the GG Project is not compatible with Blanket’s metallurgical plant.   Exploration work will continue with the objective of identifying the extent and characteristics of mineralisation at the GG Project so that an assessment can be made of the optimal processing methodology for material from the GG Project.

Mascot Project Area

Mascot was previously mined down to approximately 300 meters, exploiting an east-west trending mineralised body the extent of which decreased at depth.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, to the north and south of the mined out area.  Underground development on Levels 1 and 2 (60m and 90 meters below surface respectively) has confirmed the existence of mineralisation in the North zone.   A drilling programme was also initiated to test the main Mascot shear below the deepest workings.  Two holes were drilled, both intersecting a mineralised zone approximately 60 meters below the known bottom of the old workings.  Drilling will continue on a success-driven basis to test the lateral extent of the main Mascot shear.  Water which is required for mining at Mascot is currently extracted from the lower levels of Mascot which remain flooded.  An alternative source of water will be required if the lower levels are de-watered prior to development in these areas.  A ground water survey will be conducted in the forthcoming winter with a view to drilling water boreholes.

Sabiwa Project
Further work on Sabiwa is currently on hold pending an improvement in the Zimbabwean investment climate before further significant expenditure is incurred.

6.	INVESTING

An analysis of Investment in the Quarter, the preceding four quarters and 2013 and 2012 is set out below

Capital Investment
		2012 Year	2013 Q1	2013 Q2	2013 Q3	2013 Q4	2013 Year	2014 Q1
Total Investment	C$’000	7,909	1,340	3,768	3,362	3,268	11,738	2,032
Nama Project (i)	C$’000	3,614	189	1,366	785	297	2,637	-
Blanket (i)	C$’000	4,280	1,148	2,400	2,576	2,942	9,066	2,032
Blanket (ii)	US$’000	4,352	1,139	2,503	2,607	2,933	9,181	1,841
Sustaining Capex	US$’000	3,046	606	1,709	1,322	2,016	5,653	538
Satellites	US$’000	1,103	390	488	338	383	1,599	628
750 Haulage	US$’000	202	97	151	95	87	430	142
No. 6 Winze	US$’000	-	33	43	42	220	336	533
Mill Building	US$’000	-	14	112	810	227	1163	-
Total Blanket	US$’000	4,352	1,139	2,503	2,607	2,933	9,181	1,841
(i)Nama is a copper-cobalt exploration project in Zambia which was fully impaired as at December 31, 2013. (ii)Excludes inter-company profit (iii) Includes inter-company profit

All investment at Blanket is funded from Blanket’s internal cash flows

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter and none is currently planned.  Blanket has an unsecured US$2.5 million loan facility in Zimbabwe which is repayable on demand.  At March 31, 2014 this facility was undrawn.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at March 31, 2014 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources (Thousands of Canadian dollars)
As at	Dec 31 2012	Mar 31 2013	June 30 2013	Sept 30 2013	Dec 31 2013	Mar 31 2014
Gross Cash and cash equivalents	27,942	25,189	22,475	25,099	25,222	26,714
Overdraft	-	-	-	1,204	1,796	-
Cash and cash equivalents (IFRS)	27,942	25,189	22,475	23,895	23,426	26,714
Working capital	26,014	28,327	27,257	29,389	28,620	31,380

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A.

Of the cash and cash equivalents, over $26 million is held outside Zimbabwe at financial institutions in Canada, the United Kingdom and in non-resident accounts in South Africa.  The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.

The Company’s liquid assets as at March 31, 2014 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of US$30.872 million which are not reflected as loans for IFRS purposes (refer Note 5 of the Unaudited Consolidated Financial Statements).  The company has the following contractual obligations at March 31, 2014.

Payments due by Period (Thousands of Canadian dollars)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Current liabilities	6,214	-	-	-	6,214
Purchase obligations	178	Nil	Nil	Nil	178

In addition to the committed purchase obligations set out above, Blanket intends to invest approximately US$33 million between May 14, 2014 and December 2017 which is not yet committed.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations and capital projects and the satellite projects which are discussed in Sections 4.7 and 5.3 of this MD&A respectively.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations.  Caledonia has no obligations in respect of capital or operating leases. As of March 31, 2014, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines6 – if and when those mines are permanently closed – at an estimated cost of $2,094,000 ($1,572,000 – 2013).

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

Cost per ounce
Non-IFRS performance measures such as “On-Mine cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “On – mine cash cost per ounce”, “All-in sustaining costs per ounce” and “All-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of Cost per Ounce Data to IFRS
	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013	Q1 2014
Production costs (IFRS) (C$’000’s)	25,653	8,019	6,602	6,872	5,919	27,412	8,788
Less site restoration costs (C$’000’s)	(43)	(25)	(24)	(24)	(78)	(151)	(9)
Less exploration costs (C$’000’)	(831)	(300)	140	(112)	(121)	(393)	(107)
Reversal of claim fee provision (C$’000’s)	-	-	-	-	970	970	-
Reallocated admin costs	(247)	(55)	(103)	(114)	(65)	(337)	49
Realisation charges	-	-	-	-	(284)	(284)	(16)
Non-Blanket production costs	(121)	(24)	(25)	(26)	(27)	(102)	(97)
Inter company profit elimination	1,353	284	375	342	331	1,332	151
Adjusted production costs (C$’000’s)	24,779	7,899	6,965	6,938	6,645	28,447	8,759
Exchange rate (C$/US$)	1.00	1.01	1.03	1.02	1.06	1.03	1.10
On-mine Production costs (US$’000’s )	25,769	7,806	6,797	6,714	6,301	27,619	7,948
Gold Sales (oz)	45,181	11,964	11,588	12,042	9,454	45,048	12,210
On-mine cash cost (US$/oz)	570	652	587	558	666	613	651
Royalty (US$’000’s)	5,262	1,339	1,108	1,120	650	4,544	1,084
Permitting costs (US$’000’s)	225	30	41	32	33	135	30
Refining and 3rd party smelting (US$’000’s)	290	85	76	80	60	301	15
Administrative expenses (C$’000’s) (i)	4,055	1,175	1,347	1,153	2,067	5,742	1,778
Exchange rate	1.00	1.01	1.03	1.02	1.06	1.03	1.10
Administrative expenses (US$’000’s)	4,056	1,161	1,315	1,116	1,960	5,575	1,613
Reclamation and remediation of operating sites (US$’000)	90	21	21	21	45	107	19
Exploration and study costs (US$’000’s)	3	8	15	18	43	85	36
Sustaining capital investment (US$’000’s)	3,044	606	1,709	1,322	2,017	5,653	529
All-in Sustaining cost (US$’000)	38,739	11,055	11,082	10,423	11,108	44,019	11,274
Gold sales (oz)	45,181	11,964	11,588	12,042	9,454	45,047	12,210
All-in sustaining cost per ounce (US$/oz)	857	924	956	866	1,175	978	923
Costs not related to current production
Community costs (US$’000’s)	1,137	-	2,100	100	-	2,200	-
Permitting (US$’000’s)	785	31	31	31	14	106	14
Exploration (US$’000’s)	15	16	30	36	38	120	32
Capital investment (US$’000’s)	1,306	534	795	1,285	917	3,530	1,309
All-in Costs (US$’000’s)	41,981	11,635	14,037	11,875	12,077	49,975	12,627
Gold Sold (oz)	45,181	11,964	11,588	12,042	9,454	45,047	12,210
All-in Costs per ounce (US$/oz)	929	973	1,211	986	1,277	1,109	1,034

______________
6 Eersteling Mine is a South African gold property, which has been held on care and maintenance basis for several years pending the identification of a suitable purchaser.

Average realised gold price per ounce
“Average sales price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average sales price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce to IFRS
	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013	Q1 2014
Revenue (IFRS) (C$’000’s)	75,221	19,218	17,190	16,591	12,114	65,113	17,063
Less miscellaneous income	-	-	(947)	-	-	(947)	-
Revenue from precious metal sales (C$’000s)	75,221	19,218	16,243	16,591	12,114	65,113	17,063
Exchange rate (C$/US$)	1.002	0.996	0.980	0.965	1.00	0.97	1.10
Revenue from precious metal sales (US$’000’s)	75,340	19,148	15,922	16,013	12,133	63,216	15,733
Revenues from sales of silver (US$’000s)	(72)	(5)	(15)	-	(57)	(78)	(3)
Revenues from sales of gold (US$’000s)	75,268	19,143	15,907	16,013	12,076	63,138	15,730
Gold ounces sold	45,181	11,965	11,587	12,042	9,454	45,048	12,210
Average realised gold price per ounce (US$)	1 666	1 600	1 373	1,330	1,277	1,402	1,288

Adjusted earnings per share
“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share to IFRS Profit/(Loss) Attributable to Owners of the Company (C$’000’s except per share numbers)
	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013	Q1 2014
Profit/(loss) attributable to owners of the company (IFRS)	8,721	4,593	3,055	3,733	(14,436)	(3,055)	2,425
Blanket Mine Employee Trust adjustment (refer Note 18 to the Consolidated Financial Statements)	-	-	-	-	(105)	(105)	(35)
Add back amounts attributable to owners of the company in respect of:
Indigenisation expenses, advance dividends, donations etc.	16,034	-	1,640	-	-	1,640	-
Foreign exchange (profit)/loss	3	-	-	-	(1,677)	(1,677)	(257)
Asset impairment	330	-	-	-	14,203	14,203	-
Deferred tax	271	-	-	54	2,131	2,185	-
Withholding tax on distributions in specie	-	1,531		-	-	1,531	-
Adjusted profit	25,358	6,124	4,695	3,787	116	14,722	2,133
Weighted average shares (m)	50.8	51.5	51.8	52.1	52.1	51.5	52.1
Adjusted eps (cents)	49.9	11.9	9.1	7.3	0.2	28.3	4.1

11.	RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions which are recorded on the basis of IFRS:

	Three months ended March 31, 2014	Three months ended March 31, 2013
	$’000	$’000
Rent paid to Bastian Investments CC, a company owned by members of the President’s family for the rental of the Company’s Johannesburg office facilities. The rental tenancy is on a monthly basis.	9	10
12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are presented in the unaudited consolidated financial statements for the period ended March 31, 2014 which have been publicly filed on SEDAR at www.sedar.com. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts represented in the consolidated financial statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

i) Indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983)(Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5 of the Annual Financial Statements that are available on SEDAR at www.sedar.com

ii) Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii) Exploration and evaluation (“E&E”) expenditure

The application of Caledonia’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).

Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

iv) Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Caledonia also applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v) Share-based payment transactions

Caledonia measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 and 21 of the Annual Financial Statements) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Caledonia’s stock options.

vi) Impairment

At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Functional currency

The functional currency of each entity in Caledonia is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

13.	FINANCIAL INSTRUMENTS

Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The trade receivable relate to gold bullion sold to Fidelity Printers and Refiners before quarter end. The amount was settled in April 2014.

Impairment losses

None of the trade and other receivables is past due at the year-end date.

Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.

Currency risk

As Caledonia operates in an international environment, some of Caledonia’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of Caledonia’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollar in Caledonia’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to changes in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings in Zimbabwe.  Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intends to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; the second quarterly dividend was paid on April 30, 2014.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance.

Effective December 5, 2013 Caledonia appointed Computershare as its Transfer Agent in Canada and as the Registrar.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively; all other shareholders will be paid in Canadian dollars.  Computershare also offers DRS services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

On April 12, 2013, the one-for-ten share consolidation was implemented pursuant to the special resolution passed at the special meeting of Caledonia shareholders held on January 24, 2013.

15.	SECURITIES OUTSTANDING

As at May 14, 2014 the following securities 52,117,908 common shares were outstanding. Outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price ($)	Expiry Date (1)
21,000	0.70	April 29, 2014
1,646,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
930,920	0.90	Aug 31, 2017
190,000	0.72	Nov 21, 2018
2,817,920
(1)	Options expiring during a “closed period” will have the expiry date extended, in terms of the option plan, by 10 days following the cancellation of the closed period.

As Caledonia’s Option Plan allows the granting of options for the number of Common Shares equal to 10% of the issued shares, Caledonia could grant Options on a further 2,363,817 shares.

16.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Consolidated Financial Statements.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

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Liquidity risk:  The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing.  Caledonia currently has significant cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

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Exploration Risk:   The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  Blanket has embarked on development and exploration programmes as set out in sections 5.7 and 6.  No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

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Development Risk:  The Company is engaged in development activities at Blanket Mine and the Satellite properties.  Construction and development of projects are subject to numerous risks including:  obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support.  There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

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Production Estimates:  Estimates for future production are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

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Mineral Rights:  The Company’s existing licences and permits are in good standing.  The Company has to pay fees etc. to maintain its rights and licence.  No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

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Metal Prices:  The Company’s operations and exploration and development projects are heavily influenced by the prices of gold, which is particularly subject to fluctuation.  Caledonia has not adopted any strategies to control the effect of mineral price fluctuations because the Company’s cash resources currently exceed its planned and foreseeable commitments as set out in Section 9.

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Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

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Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

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Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia management team has recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

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Country risk: The commercial environments in which the Company operates is unpredictable.  Potential risks may arise from unforeseen changes in government policies and regulations relating to exploration and mining activity, military repression and civil disorder, all or any of which may have a material adverse effect on operations and/or the ability of Caledonia to receive payments.  Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

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Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity Printers and Refiners Limited (“Fidelity”), a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production has been sold to Fidelity.  Blanket has received all payments due from Fidelity in full and on time.  However the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity has failed to pay Blanket in the past.

17.           FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and Caledonia’s plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

18.	CONTROLS

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

Segregation of Duties

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff needs to be constantly addressed and assessed in light of risks to ICOFR and the costs associated with additional staff.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of six Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

19.	QUALIFIED PERSON

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.